Pricing Supplement dated June 19, 2008,
to the Product Prospectus Supplement dated January 7, 2008,
the Prospectus dated January 5, 2007 and
the Prospectus Supplement dated February 28, 2007

$1,565,000 Royal Bank of Canada Principal Protected Absolute Return Notes Linked to the iShares® MSCI EAFE Index Fund, due December 24, 2009

Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Asset(s) described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the “reference asset supplement”).  The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008 describe terms that will apply generally to the principal protected notes, including any notes you purchase.  Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement.  In the event of any conflict, this pricing supplement will control.

Issuer:	Royal Bank of Canada (“Royal Bank”).

Issue:	Senior Global Medium-Term Notes, Series C

Underwriter:	RBC Capital Markets Corporation

Interest rate (coupon):	We will not pay you interest during the term of the notes.

Principal Protection:	100%

Reference Asset:	iShares® MSCI EAFE Index Fund

Underlying Index:	MSCI EAFE® Index

Incorporated risk factors:
The notes are subject to the risks set forth under the heading “General Risks” in the product prospectus supplement.  In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled “Risks Specific To Notes Linked To The Performance Of An Equity Security, An Equity Index Or A Basket Of Equity Securities Or Equity Indices.” As the return on the notes is capped (i.e., subject to a barrier), see also the risks described in the product prospectus supplement on page PS-11 in the section entitled “Risks Specific To Notes Which Are Capped, Callable Or Redeemable.”

Initial Valuation Date:	June 19, 2008

Issue Date:	June 24, 2008

Maturity Date:	December 24, 2009

Term:	The term of your notes is approximately 18 months.

Payment at Maturity:	At maturity, you will receive a cash payment based on the absolute return formula described in the product supplement

Participation Rate:	100%, subject to the cap and the barriers described herein.

Initial Reference Price:	72.33

Upper Barrier:	91.86

Lower Barrier:	52.80

Special features of the notes:
The notes are absolute return notes.  The Upper Barrier is 91.86 (127% multiplied by the Initial Reference Price). The Lower Barrier is 52.80 (73% of the Initial Reference Price). The return on the notes is capped at 127% multiplied by the Principal Amount. If, during the term of the note, the closing price of the Reference Asset is greater than the Upper Barrier or less than the Lower Barrier, then, at maturity, the investor will not receive any interest on the note but, rather, receive only the Principal Amount invested. See the section “Certain Features of the Notes” beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment
We intend to treat the notes as subject to the special rules applicable to contingent payment debt obligations for U.S. federal income tax purposes.  In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes.  You should call RBC Capital Markets toll free at (866) 609-6009 to obtain this information.  For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental Discussion of Federal Income Taxes" in the accompanying product supplement, “Certain Income Tax Consequences” in the accompanying prospectus supplement, and “Tax Consequences” in the accompanying prospectus.  You should consult your tax advisor about your own tax situation.

Minimum Investment:	$1,000 (except for certain non-U.S. investors for whom the minimum investment will be higher)

Denomination:	$1,000 (except for certain non-U.S. investors for whom the denomination will be higher)

Final Valuation Date:	December 21, 2009, subject to extension for market and other disruptions.

Determination of Final Reference Price:
The Final Reference Price of the Reference Asset on any trading day will equal the official closing price of the iShares® MSCI EAFE Index Fund or any successor ETF or index thereto (as described in the product prospectus supplement) published following the regular official weekday close of trading for such ETF or index on that trading day. In certain circumstances, the Final Reference Price for the Reference Asset will be based on an alternate calculation of iShares® MSCI EAFE Index Fund described under “Unavailability of the Reference Price on a Valuation Date — Reference Asset Consisting of an Equity Securities Index” in the product prospectus supplement.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities — Ownership and Book-Entry Issuance” in the accompanying prospectus).

Currency:	U.S. dollars.

Listing:	The notes will not be listed on any securities exchange or quotation system.

CUSIP:	78008GGY2

Calculation agent:	The Bank of New York.

Terms Incorporated In the Master Note:
All of the terms appearing above the item captioned “Listing” on the cover page of this pricing supplement and the terms appearing under the caption “Additional Terms of the Principal Protected Notes” in the product prospectus supplement dated January 7, 2008 with respect to principal protected notes.

Your investment in the notes involves certain risks.  See “Additional Risk Factors Specific to Your Notes” beginning on page PS-1 of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement.  Any representation to the contrary is a criminal offense.

	Per note	Total
Price to public	100%	$1,565,000
Underwriting discounts and commission	0.00%	$0
Proceeds to Royal Bank	100%	$1,565,000

The price at which you purchase the notes includes hedging costs and profits or $21.00 per $1000 note that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

We may use this pricing supplement in the initial sale of a principal protected note.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

ADDITIONAL RISK FACTORS

The barriers connected with the absolute return feature of the notes limit the return potential of the notes. The potential return of the notes is limited to the absolute return barriers (as specified above), regardless of the performance of the Reference Asset. If the Reference Asset closes above the upper barrier or below the lower barrier on any single day during the life of the notes, your payment on the notes will be limited to the principal amount. Accordingly, the absolute return barriers for your notes may cause you to earn a return that is less than the return on a direct investment in a security whose return is based solely on the performance of the Reference Asset over the term of your notes.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated January 7, 2008, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007.  The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement.  You should carefully consider, among other things, the matters set forth under “Additional Risk Factors” in the product prospectus supplement and the matters set forth under “Risk Factors” in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/o34295e424b3.htm

●	Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/o35030e424b3.htm

●	Product Prospectus Supplement dated January 7, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908000021/f1383424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

Hypothetical Returns

The examples set out below are included for illustration purposes only. All examples assume that a holder has purchased the Notes with an aggregate principal amount of $10,000, an Upper Barrier equivalent to 116% of the Initial Reference Price and Lower Barrier equivalent to -16% (84%) of the Initial Reference Price and that no extraordinary event has occurred.

Example 1—
Calculation of the payment at maturity where the Reference Asset is greater than its Initial Reference Price but less than the Upper Barrier, and at no time has the Reference Asset closed outside the Range.

	Reference Asset Performance:	15%
	Payment at Maturity	$10,000 + ($10,000 x 15%) = $10,000 + $1,500 = $11,500
	On a $10,000 investment, a 15% Reference Asset Performance results in a payment at maturity of $11,500, a 15% return on the Notes.

Example 2—	Calculation of the payment at maturity where the Reference Asset has, during the term of the note, closed outside the Range.
	Reference Asset Performance:	25%
	Payment at Maturity
$10,000 + ($10,000 x 25%) = $10,000 + $2,500 = $12,500, but because the Reference Asset closed outside the Range during the term of the Note, the Payment at Maturity will be limited to the Principal Amount.

	On a $10,000 investment, a 25% Reference Asset Performance results in a payment at maturity of $10,000, a 0% return on the Notes.

Example 3—
Calculation of the payment at maturity where the Reference Asset is less than its Initial Reference Price but not less than the Lower Barrier, and at no time has the Reference Asset closed outside the Range.

	Reference Asset Performance:	-10%
	Payment at Maturity	$10,000 + ($10,000 x 10%) = $10,000 + $1,000 = $11,000
	On a $10,000 investment, a -10% Reference Asset Performance results in a payment at maturity of $11,000, a 10% return on the Notes.

Example 4—	Calculation of the payment at maturity where the Reference Asset has, during the term of the note, closed outside the Range.
	Reference Asset Performance:	-30%
	Payment at Maturity:
$10,000 + ($10,000 x 30%) = $10,000 + $3,000 = $13,000, but because the Reference Asset closed outside the Range during the term of the Note, the Payment at Maturity will be limited to the Principal Amount.

	On a $10,000 investment, a -30% Reference Asset Performance results in a payment at maturity of $10,000, a 0% return on the Notes.

Specific Investment Considerations

The notes are intended to be held to maturity.  Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity.  If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss.  There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.

These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note.  If the Reference Asset has closed above the Upper Barrier or below the Lower Barrier as of some date or dates during the term of the note, the payment at maturity with respect to each note will be limited to the Principal Amount.  This will be true, even where the Final Reference Asset Price closes between the Upper Barrier and the Lower Barrier on the Final Valuation Date. The notes are intended to be held to maturity.

The notes are unsecured.  The notes are solely the unsecured obligations of Royal Bank.  An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency.  The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest.  We and our affiliates expect to engage in trading activities related to the Reference Asset that may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities could influence the price of the Reference Asset and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders.  Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you.  Non-U.S. holders are subject to particular risks that are not described in the product supplement.

The Reference Asset

The Reference Asset is an investment fund that is part of iShares® Trust (“iShares®”) and is managed by Barclays Global Fund Advisors.  The Reference Asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, and with certain variations for timing mismatches, of the MSCI EAFE Index (the “Index”).  The Index has been developed by Morgan Stanley Capital International, Inc. (the “Index Sponsor”) as an equity benchmark for international stock performance.

The Reference Asset is managed by Barclays Global Fund Advisors without regard to the notes.  In addition, the Index is determined, calculated and maintained by the Index Sponsor without regard to the notes.

You should be aware that an investment in the notes does not entitle you to any ownership interest in the ETF or the stocks of the companies underlying the Index or held by the ETF.

We have obtained all information regarding the iShares® MSCI EAFE Index Fund (the “ETF”) contained in this pricing supplement from publicly available information. That information reflects the policies of, and is subject to change by, iShares®.  We do not assume any responsibility for the accuracy or completeness of such information.  “iShares®” is a registered trademark of Barclays Global Investors, N.A., which has not licensed Royal Bank, its subsidiaries or its affiliates with regards to such information.

iShares® currently consists of over 90 investment portfolios.  iShares® was organized as a Delaware statutory trust on December 16, 1999 and is authorized to have multiple series or portfolios.  iShares® is an open-end management investment company, registered under the Investment Company Act of 1940, as amended.  The offering of iShares®’s shares is registered under the Securities Act of 1933, as amended.  The various funds under the control of iShares® are managed by Barclays Global Fund Advisors, a subsidiary of Barclays Global Investors, N.A.

The ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index (the “Index”).  The ETF’s investment objective may be changed without shareholder approval.  The Index has been developed by Morgan Stanley Capital International, Inc. (“MSCI” or the “Index Sponsor”) as an equity benchmark for international stock performance.  The Index includes stocks from

Europe, Australasia, and the Far East.  MSCI has no obligation to continue to publish, and may discontinue publication of, the Index.  The Index is subject to change at any moment by MSCI.  The Index has been developed by MSCI as an equity benchmark for international stock performance.  It is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization.  Component companies are adjusted for available float and must meet objective criteria for inclusion to the Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership.  MSCI reviews its indexes quarterly.

The ETF uses a representative sampling strategy in seeking to track the Index.  The ETF has disclosed publicly that it intends to concentrate its investments in a particular industry or geographic region to approximately the same extent that the Index is so concentrated.  As of June 19, 2008, the ETF seeks to track the Index calculated with net dividends reinvested.  “Net dividends” means dividends after reduction for taxes withheld at the rate applicable to holders of the stock held by the ETF that are resident in Luxembourg.  With respect to the ETF, such withholding rates may differ from that applicable to United States residents.  The Index is calculated on a real-time basis and disseminated at regular intervals throughout each day.

The ETF is classified as "non-diversified". A non-diversified fund generally may invest a larger percentage of its assets in the securities of a smaller number of issuers. As a result, the ETF may be more susceptible to the risks associated with these particular companies, or to a single economic, political or regulatory occurrence affecting these companies.

Composition and Historical Performance of the ETF

As of May 30, 2008, the top ten industry sectors in which the ETF had invested, and its top ten security holdings by company, were as follows:

TOP TEN INDUSTRY SECTORS
1 Financials	25.08%
2 Industrials	12.32%
3 Materials	11.33%
4 Consumer Discretionary	10.20%
5 Energy	8.78%
6 Consumer Staples	7.94%
7 Health Care	6.16%
8 Utilities	5.88%
9 Telecommunication Services	5.67%
10 Information Technology	5.32%

TOP TEN SECURITY HOLDINGS
1 BP PLC	1.70%
2 HSBC Holdings PLC	1.48%
3 Nestle SA	1.41%
4 Total SA	1.40%
5 Vodafone Group PLC	1.26%
6 Royal Dutch Shell PLC	1.15%
7 Toyota Motor Corp	1.03%
8 BHP Billiton LTD	1.03%
9 E. on AG	0.98%
10 Banco Santander SA	0.97%
Source: www.iShares®.com

This pricing supplement relates only to the Notes offered hereby and does not relate to the shares of the Reference Asset. We have derived all disclosures contained in this pricing supplement regarding the Reference Asset and the Underlying Index from the publicly available documents described in the preceding paragraphs. Neither we nor RBC Capital Markets Corporation or its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Asset or the Underlying Index in connection with the offering of the Notes. Neither we nor RBC Capital Markets Corporation or its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Asset or the Underlying Index are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the shares of the Reference Asset (and therefore the payment at maturity) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Asset or the Underlying Index could affect the value you will receive on the Maturity Date with respect to the Notes and therefore the market value of the Notes.

No one makes any representation to you as to the performance of the shares of the Reference Asset. As a prospective purchaser of Notes, you should undertake such independent investigation of the Reference Asset and the Underlying Index as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in this table is for second, third and fourth calendar quarters of 2004, and four calendar quarters in each of 2005, 2006 and 2007, the first quarter of 2008 as well as for the period from April 1, 2008 through June 19, 2008.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market price of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

The price of the ETF at any time does not reflect the payment of dividends on the stocks included in the ETF or the Index. Because of this factor, the return on the notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the offered notes.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Asset	Low Intra-Day Price of the Reference Asset	Period-End Closing Price of the Reference Asset

4/1/2004	6/30/2004	48.4133	43.27	47.6667
7/1/2004	9/30/2004	47.5533	44.4667	47.1333
10/1/2004	12/31/2004	53.5333	47.1167	53.4167

1/1/2005	3/31/2005	55.3633	51.1333	52.9567
4/1/2005	6/30/2005	53.94	51.12	52.39
7/1/2005	9/30/2005	58.57	51.24	58.1
10/1/2005	12/30/2005	60.95	54.55	59.43

1/1/2006	3/31/2006	65.52	60.21	64.92
4/1/2006	6/30/2006	70.65	59.4	65.39
7/1/2006	9/29/2006	68.52	60.93	67.75
10/1/2006	12/29/2006	74.66	67.61	73.22

1/1/2007	3/31/2007	77.18	70.9	76.26
4/1/2007	6/30/2007	81.79	76.05	80.77
7/1/2007	9/30/2007	83.8	67.5	82.59
10/1/2007	12/31/2007	86.5	78	78.5

1/1/2008	3/31/2008	79.22	65.63	71.9
4/1/2008	6/19/2008	78.77	71.54	72.33

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about June 24, 2008, which is the third business day following the Initial Valuation Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter.  This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

$1,565,000

Royal Bank of Canada

Senior Global Medium-Term Notes, Series C

Principal Protected Absolute Return Notes Linked to the
iShares® MSCI EAFE Index Fund, due December 24, 2009

June 19, 2008